UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under to Section 13(e) of the

Securities Exchange Act of 1934

(Amendment No. 3)

MANITEX INTERNATIONAL, INC.

(Name of the Issuer)

Manitex International, Inc.

Lift SPC Inc.

Tadano Ltd.

(Names of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

563420108

(CUSIP Number of Class of Securities)

Manitex International, Inc. 9725 Industrial Drive Bridgeview, Illinois 60455 (708) 430-7500 Attn: J. Michael Coffey	Lift SPC Inc. c/o Tadano Ltd. Ko-34, Shinden-cho, Takamatsu, Kagawa 761-0185, Japan +81-87-839-5555 Attn: Noriaki Yashiro

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Bryan Cave Leighton Paisner LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 (314) 259-2000 Attn: Todd M. Kaye & Stephanie Hosler	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000 Attn: Frank J. Aquila & Mimi Wu

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Introduction

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Manitex International, Inc. (the “Company”); (2) Tadano Ltd., a Japanese corporation (“Tadano”) and (3) Lift SPC Inc., a Michigan corporation and a wholly owned subsidiary of Tadano (“Merger Sub”) (each of (1) through (3) a “Filing Person,” and collectively, the “Filing Persons”). Tadano owns approximately 14.5% of the issued and outstanding shares of common stock, no par value, of the Company (which we refer to as a “share” or, collectively, “shares”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 12, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Tadano and Merger Sub.

If the Merger Agreement is adopted by the Company’s shareholders and the other conditions under the Merger Agreement are either satisfied or waived, Merger Sub will be merged with and into the Company (which we refer to as the “merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Michigan law as the surviving corporation in the merger (“Surviving Corporation”) and as a subsidiary of Tadano. Upon completion of the merger, (1) each share of issued Company common stock outstanding immediately prior to the effective time of the merger (other than shares of Company common stock that are owned by Tadano, Merger Sub or the Company or their respective subsidiaries (which we refer to as the “Excluded Shares”)) will be converted into the right to receive cash in the amount of $5.80 per share, without interest, less any required withholding taxes (the “merger consideration”), (2) each Excluded Share owned by Tadano or any subsidiary thereof will remain outstanding as a share of common stock of the Surviving Corporation and (3) each other Excluded Share will be cancelled and will cease to exist, and no consideration will be payable therefor. Following the completion of the merger, the shares of Company common stock will no longer be publicly traded, and holders of such shares of Company common stock that have been converted into the right to receive the merger consideration will cease to have any ownership interest in the Company.

On November 20, 2024, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors (the “Board”) is soliciting proxies from shareholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement. Concurrently with the filing of this Transaction Statement, the Company is filing definitive additional materials under Regulation 14A of the Exchange Act (a copy of which is attached hereto as Exhibit (a)(9) to amend and supplement the Proxy Statement).

The transaction committee of the Board, consisting solely of the Company’s independent directors who are independent of, and not affiliated with, Tadano, evaluated the merger in consultation with the Company’s management and legal and financial advisors, and unanimously (1) determined that the terms of the Merger Agreement and the transaction, including the merger, are fair to, and in the best interests of, the Company and its shareholders other than the affiliated shareholders, which shareholders we refer to as the “unaffiliated shareholders,” (2) determined that it is advisable and in the best interests of the Company and the unaffiliated shareholders to enter into the Merger Agreement and (3) recommended that the Board approve and authorize the Merger Agreement and the transaction.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and Address. The Company’s name, and the address and telephone number of its principal executive offices are:

Manitex International, Inc.

9725 Industrial Drive

Bridgeview, IL 60455

(708) 430-7500

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger—How many votes do I have?”

“The Special Meeting—Record Date and Quorum”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Market Price of the Company’s Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Dividends”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding the Company—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in the Company’s Common Stock”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities.

“Summary Term Sheet—Parties to the Merger”

“Parties to the Merger”

“Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Where You Can Find More Information”

(c) Business and Background of Natural Persons.

“Important Information Regarding the Company—Directors and Executive Officers of the Company”

“Where You Can Find More Information”

(d) Tender Offer. Not applicable.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions.

(i) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Merger Consideration”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Closing and Effective Time of the Merger”

“Proposal 1: The Merger—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Conditions to the Merger”

(ii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Treatment of Common Stock and Equity Awards”

(iii) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Opinion of Brown Gibbons Lang & Company”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Proposal 1: The Merger—Certain Unaudited Company Forecasts”

(iv) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Vote Required”

(v) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“The Merger Agreement—Treatment of Common Stock and Equity Awards”

(vi) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 1: The Merger—Accounting Treatment”

(vii) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 1: The Merger—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Treatment of Common Stock and Equity Awards”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Special Meeting—No Appraisal Rights”

“No Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Company Shareholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Treatment of Common Stock and Equity Awards”

“Important Information Regarding the Company—Transactions in the Company’s Common Stock”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Proposal 1: The Merger—Financing of the Merger”

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger, dated as of September 12, 2024, by and among Manitex International, Inc., Tadano Ltd. and Lift SPC Inc.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Vote Required”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Plan of Tadano after the Merger”

“Proposal 1: The Merger—Financing of the Merger”

“The Merger Agreement”

“Important Information Regarding the Company—Transactions in the Company’s Common Stock”

Annex A—Agreement and Plan of Merger, dated as of September 12, 2024, by and among Manitex International, Inc., Tadano Ltd. and Lift SPC Inc.

Item 6. Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Plan of Tadano after the Merger”

“Proposal 1: The Merger—Payment of Merger Consideration and Surrender of Stock Certificates”

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Delisting and Deregistration of Common Stock”

“Delisting and Deregistration of Common Stock”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Plan of Tadano after the Merger”

“Proposal 1: The Merger—Financing of the Merger”

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Common Stock and Equity Awards”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“Important Information Regarding the Company—Directors and Executive Officers of the Company”

“The Merger Agreement—Delisting and Deregistration of Common Stock”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of September 12, 2024, by and among Manitex International, Inc., Tadano Ltd. and Lift SPC Inc.

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Plan of Tadano after the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Opinion of Brown Gibbons Lang & Company”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Opinion of Brown Gibbons Lang & Company”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Certain Unaudited Company Forecasts”

Annex B – Opinion of Brown Gibbons Lang & Company

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Plan of Tadano after the Merger”

“Proposal 1: The Merger—Financing of the Merger”

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

“Proposal 1: The Merger—Accounting Treatment”

“Proposal 1: The Merger—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Fees and Expenses”

“Proposal 1: The Merger—Payment of Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Effects of the Merger; Directors and Officers; Articles of Incorporation; Bylaws”

“The Merger Agreement—Treatment of Common Stock and Equity Awards”

“The Merger Agreement—Conduct of Our Business Pending the Merger”

“The Merger Agreement—Delisting and Deregistration of Common Stock”

“Delisting and Deregistration of Common Stock”

Annex A—Agreement and Plan of Merger, dated as of September 12, 2024, by and among Manitex International, Inc., Tadano Ltd. and Lift SPC Inc.

Item 8. Fairness of the Going-Private Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Opinion of Brown Gibbons Lang & Company”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Opinion of Brown Gibbons Lang & Company—Preliminary Discussion Materials”

Annex B—Opinion of Brown Gibbons Lang & Company

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“The Merger Agreement—Conditions to the Merger”

Annex A—Agreement and Plan of Merger, dated as of September 12, 2024, by and among Manitex International, Inc., Tadano Ltd. and Lift SPC Inc.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Opinion of Brown Gibbons Lang & Company”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

(f) Other Offers.

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Opinion of Brown Gibbons Lang & Company”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Where You Can Find More Information”

“Proposal 1: The Merger—Opinion of Brown Gibbons Lang & Company—Preliminary Discussion Materials”

Annex B—Opinion of Brown Gibbons Lang & Company

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Proposal 1: The Merger—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger Agreement—Termination”

“The Merger Agreement—Termination Fees”

“The Merger Agreement—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger—Financing of the Merger”

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

“Principal Shareholders”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Company—Transactions in the Company’s Common Stock”

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(a) Solicitation Recommendation. Not applicable.

(b) Reasons. Not applicable.

(c) Intent to Tender. Not applicable.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Vote Required”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Position of Tadano and Merger Sub as to the Fairness of the Merger”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial Statements. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2022 and 2023 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on February 29, 2024 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 24).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Certain Unaudited Company Forecasts”

“Where You Can Find More Information”

(b) Pro Forma Information. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 1: The Merger—Certain Unaudited Company Forecasts”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies; Payment of Solicitation Expenses”

“Proposal 1: The Merger—Background of the Merger”

“Proposal 1: The Merger—Reasons for the Merger; Recommendation of the Company’s Board of Directors”

“Proposal 1: The Merger—Tadano Purpose of and Reasons for the Merger”

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Fees and Expenses”

Item 15. Additional Information

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger—What am I being asked to vote on at the special meeting?”

“The Special Meeting—Purpose of the Special Meeting”

“Proposal 1: The Merger—Certain Effects of the Merger for Tadano”

“Proposal 1: The Merger—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Treatment of Common Stock and Equity Awards”

“Proposal 2: Advisory Vote on Merger-Related Compensation”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item16. Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Manitex International, Inc. (the “Proxy Statement”) (included in Schedule 14A filed on November 20, 2024 and incorporated herein by reference).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Press Release, dated September 12, 2024 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 12, 2024 and incorporated herein by reference).

(a)(4) Letter to employees, dated September 12, 2024 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 12, 2024 and incorporated herein by reference).

(a)(5) Letter to customers, dated September 12, 2024 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed September 12, 2024 and incorporated herein by reference).

(a)(6) Press Release, dated September 13, 2024 (included in Schedule 14A filed on September 13, 2024 and incorporated herein by reference).

(a)(7) Document to employees, dated September 13, 2024 (included in Schedule 14A filed on September 13, 2024 and incorporated herein by reference).

(a)(8) Letter to customers, dated September 19, 2024 (included in Schedule 14A filed on September 19, 2024 and incorporated herein by reference).

(a)(9) Definitive Additional Materials to the Proxy Statement of Manitex International, Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(b) None.

(c)(1) Discussion Materials of Perella Weinberg Partners, LP for Tadano Management, dated July 31, 2024.**†

(c)(2) Discussion Materials of Perella Weinberg Partners, LP for the Board of Directors and Certain Senior Management of Tadano, dated September 5, 2024.**

(c)(3) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors of the Company, dated December 6, 2023.**†

(c)(4) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated December 22, 2023.**†

(c)(5) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated January 3, 2024.**†

(c)(6) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated January 25, 2024.**†

(c)(7) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors of the Company, dated February 26, 2024.**†

(c)(8) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors of the Company, dated March 27, 2024.**†

(c)(9) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated May 9, 2024.**†

(c)(10) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors of the Company, dated June 24, 2024.**†

(c)(11) Discussion Materials of Brown Gibbons Lang & Company for the Transaction Committee of the Company, dated September 10, 2024.**†

(c)(12) Discussion Materials of Brown Gibbons Lang & Company for the Board of Directors and the Transaction Committee of the Company, dated September 11, 2024.**†

(d)(1) Agreement and Plan of Merger, dated as of September 12, 2024, by and among Manitex International, Inc., Tadano Ltd. and Lift SPC Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(e) None.

(f) Section 762 of the Michigan Business Corporation Act.**

(g) None.

(h) None.

107 Filing Fee Table*

*	Previously filed with the Schedule 13E-3 filed with the SEC on October 1, 2024.
**	Previously filed with the Schedule 13E-3 filed with the SEC on November 4, 2024.
†	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 16, 2024.

MANITEX INTERNATIONAL, INC.

By:	/s/ Michael Coffey
	Name:	Michael Coffey
	Title:	Chief Executive Officer

LIFT SPC INC.

By:	/s/ Yusuke Tanaka
	Name:	Yusuke Tanaka
	Title:	President

TADANO LTD.

By:	/s/ Noriaki Yashiro
	Name:	Noriaki Yashiro
	Title:	Director and Managing Executive Officer